Exhibit 14.6

JVCO Participações Ltda.
and subsidiary

Financial Statements at
31 December 2001
and Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Quotaholders
JVCO Participações Ltda.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of JVCO Participações Ltda. and its subsidiaries at 31 December 2001 and changes in quotaholders’ equity of JVCO Participações Ltda.(parent company), and the results of their operations and their changes in financial position for the year then ended in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Brazil and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

JVCO Participações Ltda.

As described in Note 1 to the financial statements, the Company started operations in January 2000 and has incurred significant losses in the initial years of operations, and at 31 December 2001 presented an excess of current liabilities over current assets of R$ 1.342.609 thousand. Management has negotiated the extension of bridge finance facilities from the Vendors of its principal supply contract through 28 June 2002, while its quotaholders explore other strategic alternatives for raising the necessary long-term finance required by the Company. Until its operations generate enough revenue to cover its costs and expenses and sufficient long-term finance facilities are secured, the Company will be dependent on financial support from its quotaholders to be able to meet its ongoing obligations and liabilities. Assurances of continued provision of the necessary long-term financial support have not been provided by the quotaholders, and accordingly substantial doubt remains as to JVCO's ability to continue as going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments, if any, that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
4 January 2002

JVCO Participações Ltda.

Consolidated Balance Sheet at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Assets

Current assets
Cash and cash equivalents	57,012
Accounts receivable, net	240,206
Accounts receivable – parent companies	7,367
Recoverable taxes	18,096
Others	13,451

336,132

Long-term receivables
Recoverable taxes	38,731
Others	308

39,039

Investments	1,766

Fixed assets	1,706,491

Deferred charges	108,165

Total assets	2,191,593

Liabilities and Quotaholders' equity

Current liabilities
Suppliers	286,215
Loans	831,631
Accounts payable to parent companies	479,331
Social contributions and taxes payable	59,701
Payroll charges and other benefits	21,863

1,678,741

Long-term liabilities
Loans	13,999

Quotaholders' equity
Capital	1,546,342
Accumulated losses	(1,047,489)

498,853

Total liabilities and quotaholders' equity	2,191,593

The accompanying notes are an integral part of these financial statements.

JVCO Participações Ltda.

Consolidated Statement of Operations
Year ended 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Gross revenues from telecommunication services rendered	909,980

Taxes	(236,547)

Net revenues	673,433

Cost of telecommunication services rendered	(352,748)

Gross margin	320,685

Operating income (expenses)
Selling	(164,757)
General and administrative	(230,159)
Leased circuit lines	(102,984)
Depreciation and amortisation	(183,944)
Financial expenses and foreign exchange losses, net	(71,816)
Other	19,446

(734,214)

Loss for the year	(413,529)

The accompanying notes are an integral part of these financial statements.

JVCO Participações Ltda.

Parent Company Statement of Changes in Quotaholders’ Equity
Year ended 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

	Capital		Accumulated losses

	Subscribed	Unpaid		Total

At 31 December 2000	1,800,000	(253,658)	(633,960)	912,382
Loss for the year			(413,529)	(413,529)

At 31 December 2001	1,800,000	(253,658)	(1,047,489)	498,853

The accompanying notes are an integral part of these financial statements.

JVCO Participações Ltda.

Consolidated Statement of
Changes in Financial Position
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Financial resources were provided by:

Transfer from current liabilities to long-term liabilities	13,999

Total funds provided

Financial resources were used for:
Operations
Loss for the year	413,529
Expenses not affecting net working capital
Depreciation and amortisation	(183,944)

229,585

Increase in long-term receivables	33,691
Transfer from long-term liabilities to current liabilities	31,343
Fixed assets acquisitions	551,977

Total funds used	846,596

Decrease in working capital	(832,597)

Changes in working capital
Current assets
At the end of the year	336,132
At the beginning of the year	285,735

50,397

Current liabilities
At the end of the year	1,678,741
At the beginning of the year	795,747

882,994

Decrease in working capital	(832,597)

The accompanying notes are an integral part of these financial statements.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

1 Operations

JVCO Participações Ltda. (the “Parent Company”), its wholly owned subsidiary Holdco Participações Ltda. (“Holdco”) and its indirectly wholly owned subsidiary Intelig Telecomunicações Ltda. (“Intelig”) are referred to as (“the Company”) in these financial statements.

Holdco’s objective is to invest in other companies as a “holding company” and at 31 December 2001 it’s sole investment was the participation in Intelig.

Intelig is a private limited liability company, formed in late 1998, and its main activities are the installation, marketing, operation, maintenance and provision of telecommunications services, and specifically long-distance domestic and international fixed switched telephone services, data transmission and added value services, as defined in Invitation to Bid No. 001/98/SPB issued by the Agência Nacional de Telecomunicações – ANATEL. Intelig is ultimately owned by the National Grid Group (50%) and by a company jointly owned by France Telecom and Sprint International (50%).

In January 1999, the Company was the successful bidder in the auction for the rights to operate long-distance domestic and international fixed switched telephone systems in Brazil, in direct competition with Empresa Brasileira de Telecomunicações S.A. – EMBRATEL, for a period of 20 years, renewable, once only, for an equal period, at a cost to be determined. The value bid for the concession was R$ 55,000 .

Intelig commenced its operations on 23 January 2000, prior to the final deadline of 24 January 2000 determined by ANATEL, the Brazilian telecommunications sector regulatory authority.

Intelig is in the initial stages of its operations and, while still in the process of finalising the build-out of its telecommunications backbone, network and operational structure, is incurring significant losses. Until its operations generate enough revenue to cover its costs and expenses, and or sufficient long-term finance facilities are secured, Intelig will be dependent on financial support from its quotaholders to be able to meet its ongoing obligations and liabilities. The original bridge facilities from the Vendors were extended through 28 June 2002, while its quotaholders explore other strategic alternatives for raising the necessary long-term finance required by Intelig.

The accompanying notes are an integral part of these financial statements.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

2 Summary of Significant Accounting Policies

The accompanying financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) and standards applicable to concessionaires of public telecommunications services. The following more significant accounting practices have been adopted:

(a) Basis of presentation

The consolidated financial statements as of and for the year in the period ended 31 December, 2001, were prepared in accordance with accounting practices adopted in Brazil and include the financial statements of Holdco and Intelig. Investments in businesses which the Company does not have the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

The consolidation process for the balance sheet and the statement of income accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the following eliminations:

•	The participation in capital and reserves held among the companies;

•	The balances of intercompany accounts and other asset and/or liability accounts held among the companies;

•	Unrealized results and current assets arising from intercompany transactions, if applicable;

•	The effects of significant transactions between the companies;

•	The interests in the net equity of the companies.

(b) Use of estimates

The consolidated financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and the amounts of revenues and expenses. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash equivalents consist of bank deposits placed with major financial institutions in Brazil and highly liquid investments that are readily convertible into cash and has a maturity of three months or less at date of acquisition.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(d) Foreign currency transactions

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange gains and losses on transactions denominated in foreign currencies are included in results of operations as incurred.

(e) Accounts receivable from services

Accounts receivable from telecommunication services are valued by applying the rates on the date the service is provided. These accounts receivable also include credits for services rendered but not yet billed up to the balance sheet date. The value of services rendered but not yet billed is determined by the valuation of the metered services at year-end.

(f) Provision for doubtful accounts

This provision is established in order to recognize probable losses in relation to the collection for all 90 days outstanding receivables.

(g) Revenue recognition

Revenues are recognized on the accrual basis i.e. at the time the service is rendered. The services provided between the last billing date ("cycle") and the end of each month are estimated and recognized in the month of accrual.

Revenues consist mainly by tariffs for long-distance calls are based on the time and length of calls, the distance involved and the services used.

(h) Investments

Investments are stated at equity method, including amortised goodwill.

The Company uses the equity method of accounting for the long-term investment in LMS Botafogo Imóveis Ltda. for which it owns 50% of the investee's outstanding quotas and has significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(i) Fixed assets

Fixed assets are stated at cost and depreciated at rates, which are based on their estimated useful lives (see Note 8). The rights for the long-distance fixed-line telecommunications concessions and the rights of way (fibre optic cable passage along railway routes, metro systems and highway routes) are being amortised over the concession and the contract terms, respectively.

Financial charges arising from loans for financing construction work in progress are capitalised in fixed assets.

(j) Pre-operating and deferral of costs

Until January 2000, the Company was in a pre-operational stage and, during this stage all costs and expenses and occasional income were deferred as pre-operating expenses and are being amortised over a period of five years from the date of start-up of operations.

(k) Current and long-term liabilities

Are stated at their known or estimated values, including, when applicable, accrued charges and monetary variations.

(l) Contingencies

Provisions for contingencies are established for contingent risks considered as "probable losses" by the Company's management and external legal consultants.

(m) Income tax and social contribution

Deferred taxes are provided on temporary differences. Tax credits arising from tax loss carryforwards are recognized as deferred tax assets when the losses are incurred and management considers future realization to be probable.

(n) Pension plan

Contributions to defined contribution pension plan are based on payroll, being recorded on the accrual basis.

3 Cash and Cash Equivalents

These are represented mainly by financial investments in fixed-income securities and bank deposit certificates, in the amount of R$ 55,246.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

4 Accounts Receivable, Net

Services billed	212,332
Services accrued	106,129

318,461
Allowance for doubtful accounts	(78,255)

240,206

During 2001, accounts receivable of R$ 92.644 were written-off against the allowance for doubtful accounts.

5 Transactions with Related Parties

Current assets
Accounts receivable – TSA
Sprint International	527
France Telecom	5,427
National Grid	1,413

7,367

Current liabilities
Accounts payable – TSA
Sprint International	2,701
France Telecom	10,283
National Grid	3,110
Withholding tax	3,751

19,845

Accounts payable – Loans and interest
Sprint International	112,219
France Telecom	112,219
National Grid	224,435
Withholding tax	10,613

459,486

479,331

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

Accounts receivable represent reimbursable expenses paid on behalf of employees of the parent companies. They will be subsequently offset by Intelig with Technical Service Agreements (TSA) to be provided by the parent companies.

At 31 December 2001, these accounts represent mainly short-term loans obtained from the Company’s quotaholders in the amount of R$ 459,486; these loans are denominated in U.S. dollars and are subject to interest based on LIBOR plus 4% per annum. The due dates are 26 February 2002 ( R$ 378,714), 8 March 2002 (R$ 56,116) and 5 February 2002 (R$ 24,656). These due dates can be extended.

6 Recoverable Taxes

Withholding taxes	7,979
Value-added taxes on sale and services -
ICMS and others	48,848

56,827

Current assets	18,096
Long-term receivables	38,731

56,827

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

7 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the period presented is 33% represented by a 25% federal income tax rate plus 8% social contribution rate.

Loss before income tax	(413,529)

Federal income tax and social contribution credit at
Statutory enacted rates	136,465

Adjustment to derive effective tax rate:
Tranfer pricing adjustment	(444)
Valuation allowance provision	(136,021)

Federal income tax and social contribution credit in
consolidated statement of operations

The major components of the deferred tax accounts are as follows:

Assets
Deferred tax relative to temporary differences	61,679
Tax loss carryforwards	283,349

345,028

Valuation allowance
Beginning balance	(209,007)
Additions	(135,021)

Ending balance	(345,028)

Net deferred tax assets

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

8 Fixed Assets

	Annual
	depre-
	ciation
	rates		Accumulated
	(%)	Cost	depreciation	Net

Intangible
Rights of way	5	179,470	(14,319)	165,151
Concession rights	5	55,200	(8,055)	47,145

		234,670	(22,374)	212,296

Tangible
Premises and equipment in use
Commutation equipment	7,7	177,184	(14,511)	162,673
Transmission equipment	10	304,773	(24,258)	280,515
Fibre optic cable	7 – 10	402,913	(31,442)	371,471
Land and buildings	4	123.213	(7,124)	116,089
Computer equipment and
software	20	498,683	(111,797)	386,886
Others		34,929	(3,109)	31,820
Telecommunications network -
under construction		144,741		144,741

		1,696,436	(192,241)	1,494,195

		1,921,106	(214,615)	1,706,491

Intelig has signed several contracts to acquire rights of way to lay fibre optic cable along railway routes, highways and metro systems, and up to 31 December 2001, had invested R$ 179,470 in the acquisition of these rights of way.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The contract signed with a consortium of Brazilian railway companies established that Intelig will make payments to the consortium, on a per-kilometre-used basis, at the beginning of the construction of each specific route, until 9 April 2002. The total amount of this contract will be determined based on the number of kilometres of routes used by Intelig, subject to a minimum total price of R$ 146,600. Up to 31 December 2001, Intelig had made payments of R$ 59,483 relating to this agreement, and has made a provision of a further R$ 31,343, representing in total 62% of the minimum price. Negotiations are ongoing with the consortium to determine a commercial solution following the unavailability of certain route sections.

During 2001, Intelig capitalised R$ 129,649 related to financial charges incurred on the financing of assets under construction.

The tangible fixed assets of Intelig are secured under an “equipment pledge agreement” incurred on the bridge facility agreement with Electro Banque/Alcatel and Nortel (see Note 12).

9 Social Contributions and Tax Payable

Value-added tax on sale and services – ICMS	24,460
PIS/COFINS – Social Contributions	4,129
FUST/FUNTTEL – Telecommunications
sector contributions	6,604
Withholding taxes	20,769
Others	3,739

59,701

10 Capital

At 31 December 2001 the subscribed capital was represented by 1,800,000 thousand quotas of R$ 1,00 each, the amount paid up at 31 December 2001 being R$ 1,546.342.

The distribution of annual net income will be determined by quotaholders representing at least 60% of the capital, with interim distributions on quarterly, six-monthly or other bases determined by the quotaholders being permitted.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

11 Pension Plan

In August 2000, Intelig introduced a contributory private pension plan (defined contribution) for its employees, with defined contributions, which is managed by CCF Credit Commercial de France in a separate pension trust legal entity. Contributions made to the plan by Intelig during 2001 amounted R$ 2,077.

12 Loans and Financing

(a) Vendor financing

In November 1999, Intelig signed agreements (supply contracts) with Alcatel Telecomunicações S.A. and Nortel Networks Cala Inc. (together and individually, the “Vendors”) for the design, procurement, construction, commissioning and testing of its telecommunications network. The aggregate contract base price was US$ 447 million. These agreements included letters of commitment, under which Alcatel and Nortel undertook, subject to the satisfactory conclusion of due diligence and to Intelig’s compliance with the terms of commitment, to arrange for long-term financing of amounts due under the supply contracts. Up to 31 December 2001, Intelig had paid Alcatel and Nortel approximately US$ 410,5 million (R$ 964,7 million) related to equipment and services supplied.

On 1 March 2001, Intelig signed Bridge Facility Agreements with Electro Banque (on behalf of Alcatel) and with Nortel in the amounts of US$ 298 million and US$ 50 million, respectively. These bridge facilities were drawn down in 5 tranches maturing on 28 September 2001 that was subsequently extended to 28 June 2002. Intelig has also signed an “Amendment and Restatement Bridge Facility Agreement” with Electro Banque (Alcatel) to extend the bridge facilities by a further US$ 35 million repayable up to 28 June 2002, with interest payments on 28 February 2002 and 28 June 2002. The commitment to provide long-term financing has been withdrawn by the Vendors. During December 2001, Intelig received two drawdowns in the total amount of R$ 36,132 (US$ 15,484 ) from Electro Banque, related to the additional US$ 35 million bridge facility. Intelig is negotiating to receive the balance of additional bridge facility in 6 tranches during the first semester of 2002. Intelig paid R$ 18,273 (US$ 7,351 thousand) to Electro Banque (Alcatel) and capitalised R$ 3,110 (US$ 1,251 thousand) related to accrued interest on the Bridge Facility Agreements relating to the period between March 2001 and October 2001.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The Bridge loans are recorded as current liabilities at 31 December 2001, in the amount of R$ 831,631 (US$ 358,195 thousand), including interest. Financial charges on the tranches vary from LIBOR plus 1% to LIBOR plus 4.5% per annum, according to the type of collateral presented by the quotaholders, with average financial charges estimated at LIBOR plus 2.39% per annum.

On 24 April 2001, the quotaholders ratified the authorisation given to the Intelig to execute the agreement signed on 17 April 2001, whereby all the 2,300,000 thousand capital quotas of Intelig were pledged to Electro Banque and Nortel Networks Limited under the conditions of the Bridge Facility Agreements.

(b) Other financing

On 2 February 2001, Intelig signed a loan agreement with the Rio de Janeiro State to defer the payment of ICMS in the amount of R$ 14 million, maturing on 4 February 2006 with financial charges of 6.17% per annum.

13 Other Income

On 10 September 2001, Intelig received a penalty payment from Alcatel Telecomunicações S.A., one of the main suppliers for the design, procurement, construction, commissioning and testing of Intelig’s telecommunications backbone, due to the delay in performing its obligations under the terms of the supply contracts.

14 Contingencies

The accounting records and operations of the company are subject to examination by the tax authorities and the companies are liable to possible tax assessments for payment of additional taxes, dues and contributions, during varying prescriptive periods, in accordance with the specific applicable legislation.

Intelig are defendants in certain legal actions in the normal course of business involving tax and labour claims. Based on the advice of its legal advisers, management considers no provisions are required to meet possible losses under these claims.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

15 Summary of the Differences between Accounting
Practices Adopted in Brazil and USGAAP

The Company has presented its primary financial statements on the basis of accounting principles established under Brazilian GAAP with a reconciliation to US GAAP.

The accounting policies comply with Brazilian GAAP, which differ significantly from US GAAP as described below:

(a) Depreciation of concession rights
and rights of way

Under Brazilian GAAP, the cost of the long-distance telephone concession rights are being amortised over the full period of the concession term of 20 years. Under US GAAP, amortisation is generally determined over the period from when operations commence.

(b) Different criteria for capitalizing and depreciating capitalized interest

Similar to US GAAP, under the Brazilian GAAP interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress against a reduction of interest expense, except that under Brazilian GAAP the amount of capitalized interest includes monetary gains and losses associated the borrowings and foreign exchange gains and losses on foreign currency borrowings.

Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standard “SFAS” No. 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized i) excludes the monetary gains and losses associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings ii) excludes charges resulting from currency derivatives but interest on borrowings which are not associated with construction-in-progress can be capitalized. No material differences exists on disposals of fixed assets under US GAAP and under Brazilian GAAP since the net effect in the income statement is the same (even if the cost of acquisitions are different due to the capitalization of interests).

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(c) Development stage subsidiaries

Under Brazilian GAAP, expenses incurred during the pre-operational phase of a subsidiary are deferred until the entity is fully operational, at which time the expenses would be amortized as a charge to income over the expected future benefit of the new subsidiary .

Under US GAAP, in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", costs incurred during the start-up and organization of a development stage entity are to be expensed as incurred.

(d) Revenue recognition

Under Brazilian GAAP, installation revenues are recognized in the period the installation services are provided and related cost of services when incurred.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) which provides guidance on revenue recognition. SAB 101 requires the deferral of certain non-recurring fees, such as installation fees and costs which would then be recognized over the expected term of the customer relationship. This difference in accounting policy has no impact in loss for the year or in quotaholders’ equity for the period presented.

(e) Income taxes and social contribution

Under Brazilian GAAP, the Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies under Brazilian GAAP for providing for deferred taxes are substantially in accordance with SFAS No. 109, "Accounting for Income Taxes" except as stated below.

A deferred tax liability arises in the case of an excess of net assets shown for financial reporting purposes over the tax basis of these net assets determined in accordance with accounting principles prescribed by Brazilian GAAP. Additionally, deferred income taxes are netted rather than being shown gross. For US GAAP purposes, deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the asset or liability underlying the temporary difference.

In Brazil, the tax law is sometimes significantly altered by provisional measures ("medidas provisórias") announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. These measures remain in force for 30 days and expire automatically if they are not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. For the calculation of deferred taxes, Brazilian GAAP requires the use of the tax rate which is expected to be in effect when the temporary differences or tax loss carryforwards will be realized.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, is still in effect, is used for determining the amount of current tax payable. There are no adjustments between Brazilian GAAP and US GAAP relating to deferred taxes.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(f) Segment reporting

Under Brazilian GAAP , no separate segment reporting is required.

Under US GAAP, SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or hold assets, and major customers. Management considers that the Company has operated in a single segment in the area of telecommunication services for the years presented. Therefore no US GAAP segment disclosures are required.

(g) Disclosure requirements

Under US GAAP disclosure requirement differ from those required by Brazilian GAAP. However, in these Brazilian GAAP financial statements, the level of disclosure has been expanded to comply with US GAAP.

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

(h) Statement of cash flows

Under Brazilian GAAP, a statement of changes in financial position is required to be presented which reflects the source and application of funds in terms of movement in working capital.

Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, " Statement of Cash Flows", establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non cash transactions such as acquisition of property and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. A statement of cash flows has been presented herein to supplement the Brazilian GAAP disclosure (Note 18).

(i) New US GAAP accounting pronouncement not yet adopted

(i.i) Goodwill and other intangible assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under prescribed conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit's goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The amortization of goodwill included in our investments in equity investees will also no longer be recorded upon adoption of the new rules. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

The Company will adopt SFAS No. 142 effective 1st January 2002. In accordance with the standard, the Company is currently in the process of performing the transitional goodwill impairment tests and evaluating the impact of these tests on their results of operations and financial position. Any impairment resulting from their initial application of the standard will be recorded as a cumulative effect of a change in accounting principle as of 1st January 2002. Management does not expect the impact of the adoption of SFAS No. 142 to have a material effect on its results of operations or financial position.

(i.ii) Impairment or disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No.30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issue. The Company is required to adopt SFAS No. 144 effective 1st January 2002.

16 Net loss and Shareholders’ Equity Reconciliation
of the Differences between Accounting Practices
Adopted in Brazil and USGAAP

	Loss for	Quotaholders´
	the year	equity

In accordance with Brazilian GAAP	(413,529)	498,853

US GAAP adjustments:
Deferred charges		(175,393)
Amortization of deferred charges	35,780	67,228
Amortisation of concession right	(143)	2,486
Apropriation of rights of way	(310)	1,189
Capitalised financial exchange loss	(22,704)	(22,704)

In accordance with US GAAP	(400,906)	371,659

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

17 Consolidated Statements of Changes in Shareholders’
Equity in Accordance with USGAAP

	Capital
			Accumulated
	Subscribed	Unpaid	losses	Total

At 31 December 2000	1,800,000	(253,658)	(773,777)	772,565

Loss for the year			(400,906)	(400,906)

At 31 December 2001	1,800,000	(253,658)	(1,174,683)	371,659

JVCO Participações Ltda.

Notes to the Financial Statements
at 31 December 2001
(Expressed in thousands of Brazilian Reais, unless otherwise stated)

18 Additional Disclosure Required by USGAAP

(a) Consolidated statements of cash flows based
accounting practices adopted in Brazil for the
year ended December 31, 2001

Cash flow from operating activities
Loss for the year	(413,529)
Adjustments to reconcile loss for the year with
cash used in operating activities
Depreciation and amortization	183,944
Provision for allowance doubtful accounts	46,044
Financial charges	16,201
(Increase) decrease in assets
Accounts receivable – parent companies	(2,543)
Accounts receivable	(127,148)
Taxes recoverable	(9,464)
Other assets	(9,074)
Increase (decrease) in liabilities
Accounts payable – suppliers	(122,658)
Accounts payable – parent companies	9,649
Social contributions and tax payable	(23,401)
Payroll charges and other benefits	7,335
Interest payment on loans	(28,075)

(472,719)
Cash flows from investing activities
Aquisition to fixed assets and deferred charges	(422,328)

(422,328)
Cash flow from financing activities
New loans obtained – principal	1,011,766
Payments of quotaholders loans	(134,816)

876,950

Decrease in cash and cash equivalents	(18,097)

Cash and cash equivalents at the beginning of the year	75,109

Cash and cash equivalents at the end of the year	57,012

*        *        *